Exhibit 14
ILLUMINA, INC.
CODE OF ETHICS
     Integrity is one of Illumina’s core values and we are committed to conducting our business in compliance with all applicable laws and the highest ethical standards. In conjunction with Illumina’s Values, our Employee Handbook and other corporate policies and procedures, we have set forth below Illumina’s Code of Ethics (“the Code”) and it is the responsibility of all directors, officers and employees to comply with the specific ethical standards described in this Code. The provisions of this Code are designed to promote honest ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships.
     This Code does not summarize all laws, rules, regulations, and Company policies which may be applicable to the Company and its directors, officers and employees. Therefore, please refer to the Company’s other guidelines and policies for information on matters not addressed in this Code. In addition, this Code cannot and does not cover every issue that may arise or every situation in which ethical decisions must be made, but rather sets forth key guiding principles of business conduct that the Company expects itself and its employees to follow.
     The Company has designated Christian G. Cabou, Senior Vice President and General Counsel, as the Company’s Compliance Officer to administer this Code. You may, at your discretion, make any report or complaint provided for in this Code to the Compliance Officer, as described more fully below.
1. Conflicts Of Interest
     A conflict of interest arises when an employee takes actions or enters into relationships that oppose the interests of the Company or interfere with the employee’s performance or independent judgment when carrying out his or her duties. The Company prohibits its directors, officers, employees, and their immediate families, from taking any action or entering into any relationship that creates, or even appears to create, a conflict of interest without the prior approval of the Compliance Officer.
     To prevent such conflicts, an employee should avoid the receipt of any gifts, payments, compensation, or other significant benefits from any person or entity that does business or seeks to do business with the Company. Company employees may, however, accept a gift with a value of $250 or less from persons or entities that do business or seek to do business with the Company. In all cases, though, the employee should exercise judgment in determining whether receipt of the gift could be seen by others as an inducement which could place that employee under an obligation to the donor or the donor’s employer or would otherwise violate the Company’s conflict of interest policy. If the gift could be seen as an improper inducement or a violation of the Company’s conflict of interest policy, the employee must decline the gift. “Gift” includes any item, money, travel, hospitality or other in-kind benefit, provided as a token of appreciation that confers a benefit on the recipient. All gifts or other consideration to an employee (or incremental cost to the Company in connection with the benefits to be received by the employee) with a value of more $250 must be reported to the Compliance Officer prior to their acceptance to allow the Compliance Officer to determine whether the employee’s acceptance of the gift would create a conflict or would otherwise be improper. In addition, employees may not use Company property, information or the influence of their position in the Company for improper personal gain.
     Conflicts of interest may not always be clear-cut. Accordingly, if you have any questions in this regard you should consult with your immediate manager or the Compliance Officer. If you become aware of a conflict or potential conflict, you must promptly bring it to the attention of your immediate manager or the Compliance Officer.
2. Compliance With Applicable Laws
     All directors, officers and employees of the Company are required to follow the highest ethical standards and comply fully with both the spirit and the letter of all applicable laws, rules and regulations. In particular, employees must observe these standards when addressing the special requirements often associated with government transactions or applicable to dealings with government officials, representatives or agencies that regulate the markets in which the Company does business. Whenever an applicable law, rule or regulation is unclear or seems to conflict with either another law or any provision of this Code, all directors, officers and employees are urged to seek clarification from their manager or the Compliance Officer.
3. Public Company Reporting
     The Company requires that all its books and records be maintained accurately and with honesty. This requires that we maintain the integrity of our accounting and internal control system, that all transactions are valid, accurate, complete and supportable and that they are promptly recorded in the Company’s books. The Chief Executive Officer and the Chief Financial Officer shall foster practices and procedures that ensure compliance with all applicable laws and regulations, including the United States securities laws and other authoritative bodies. The Company’s reports and documents filed with or submitted to the Securities and Exchange Commission and the Company’s other communications, shall include full, fair, accurate, timely and understandable disclosure. All employees who are involved in, or asked to provide information for, the Company’s accounting and disclosure process are responsible for using their best efforts to ensure that the Company meets these requirements.
     Only the Chief Executive Officer, Chief Financial Officer or their designates shall communicate with members of the financial community or other parties that have interest in the Company’s strategies, operations or financial results.
4. Protection of Company Assets and Information
     All employees shall protect the Company’s assets and ensure their efficient use. All Company assets should be used only for legitimate business purposes. Employees shall not use or give to others trade secrets or confidential information belonging to the Company or to others with whom the company does business. Confidential information includes any information not known to outsiders that has value to the Company or whose premature disclosure would help competitors or be harmful to the Company.
5. Reporting Any Illegal Or Unethical Behavior
     All employees have the responsibility to report any violations of this Code, as well as violations of any laws, rules or regulations. Employees also have a responsibility to report any transaction or relationship that could reasonably be expected to give rise to a conflict of interest. If you are aware of a potential conflict of interest or believe that an employee has violated the Code, you must promptly report the violation to his or her manager or the Compliance Officer. If a report is made to a manager, the manager must in turn report the violation to the Compliance Officer. All violations by an officer or director of the Company must be reported directly to the Compliance Officer or to a member of the Company’s Audit Committee of the Board of Directors. If you are unsure whether a particular situation may be a violation of this Code, you should discuss it with the Compliance Officer. Generally speaking, every effort will be made to maintain the confidentially of reports filed about potential violations. However, it may not be possible in all cases to protect the identity of the reporting employee, depending on the circumstances. When reporting a violation, you may choose to remain anonymous.
     The Company will not permit retaliation of any kind by or on behalf of the Company and its directors, officers and employees against good faith reports or complaints of violations of this Code or other illegal or unethical conduct.
6. Amendment, Modification And Waiver
     Any request for a waiver of any provision of this Code must be discussed with and approved by the Compliance Officer.
     Any waiver of this Code for executive officers or directors may be made only by the Audit Committee of the Board of Directors and must generally be promptly disclosed to the public under current securities laws. Any amendments or modifications to this Code must be approved by the Company’s Audit Committee.
7. Accountability
     We will investigate all reports of suspected violations of this Code. All directors, officers and employees are expected to cooperate fully with any investigation. If a violation is verified, we will correct the violation, take appropriate action to prevent it from happening again, and take any required disciplinary action including dismissal where appropriate.

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